EXHIBIT 12
                                        CBS Inc.
                     CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                                   (Dollars in millions)


                                              YEAR ENDED DECEMBER 31,
                                       1994(1)  1993    1992    1991     1990(3)

Income (loss) from Continuing
        Operations before
        Income Taxes                  $437.0  $479.3  $227.0  ($178.6)  $101.3

Add:
   Fixed charges                        64.7    65.6    89.8     78.3     88.2
   Amortization of Capitalized
        Interest                         6.4     4.3     3.4      3.7      4.3


Less:
   Capitalized Interest                 (3.6)   (6.4)  (10.2)    (8.4)    (8.3)

Adjusted Earnings                     $504.5  $542.8  $310.0  $(105.0)  $185.5

Interest Cost (2)                      $50.6   $48.8   $71.9    $58.8    $68.5
Interest Factor Portion of Rentals      14.1    16.8    17.9     19.5     19.7

Fixed Charges                          $64.7   $65.6   $89.8    $78.3    $88.2

Ratio of Earnings to Fixed Charges    7.80:1  8.27:1  3.45:1        *   2.10:1



(1) In connection with its $1.1 billion common stock repurchase, consummated in September 1994, the Company included unaudited pro forma net income and earnings per share of common stock for the year ended December 31, 1994 in footnote 12 of its 1994 Annual Report. The Ratio of Earnings to Fixed Charges for this pro forma information was 6.92 to 1.

(2) Includes amortization of debt discount and amortization of debt issue expenses.

(3) In connection with its $2 billion common stock repurchase, consummated in February 1991, the Company included a 1990 Unaudited Pro Forma Consolidated Condensed Income Statement in footnote 15 to its 1990 Annual Report. The Ratio of Earnings to Fixed Charges for this income statement was .34 to 1.

(*) The ratio of earnings to fixed charges is less than a one-to-one coverage and the earnings are inadequate to cover fixed charges.
    The amount of coverage deficiency is $183.3.



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